Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 8, 2010

Relating to Preliminary Prospectus Supplement dated November 8, 2010

Registration Statement No. 333-161756

CADENCE PHARMACEUTICALS, INC.

FREE WRITING PROSPECTUS

The following article was published by BioWorld Today on November 4, 2010. Cadence Pharmaceuticals, Inc. did not prepare or review this article in advance of its publication. This article is being filed because of the timing of its appearance and because it contains statements attributed to Theodore R. Schroeder, our President and Chief Executive Officer. We do not endorse any of the opinions expressed in the article other than the statements of Mr. Schroeder as expressly quoted in the article. Certain statements contained in the article are corrected, clarified or caveated by bracketed language that follows each such statement.

Some of the statements that the article attributes to Mr. Schroeder or Cadence are forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including risks and uncertainties related to the financial markets. Reference should be made to the risks described in detail under the heading “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed with the Securities and Exchange Commission, or SEC, including without limitation those under the headings: “We have never marketed a drug before, and if we are unable to establish an effective commercial infrastructure, we will not be able to successfully commercialize OFIRMEV,” “We expect intense competition for OFIRMEV, and new products may emerge that provide different or better therapeutic alternatives for our targeted indications,” “If OFIRMEV does not achieve broad market acceptance, the revenues that we generate from its sales will be limited,” “If the government or third-party payors fail to provide coverage and adequate coverage and payment rates for OFIRMEV or any future products we may license or acquire, if any, or if hospitals choose to use therapies that are less expensive, our revenue and prospects for profitability will be limited,” “We will need to increase the size of our organization, and we may experience difficulties in managing growth,” “Our future growth depends on our ability to identify and acquire or in-license products and if we do not successfully identify and acquire or in-license related product candidates or integrate them into our operations, we may have limited growth opportunities,” “We may not be able to exercise our recently obtained option to acquire Incline and, even if we are able to, we may fail to realize the anticipated benefits of the transaction,” and “We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future”. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date on which such statement was made. We undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.

We have filed a registration statement and a preliminary prospectus supplement (including an accompanying prospectus) with the SEC, which are referenced above. You should read the preliminary prospectus supplement and accompanying prospectus and other documents we have filed with the SEC for more complete information about us and the offering of our common stock to which the preliminary prospectus supplement relates. You may obtain these documents for free on the SEC website at www.sec.gov. You may also access the preliminary prospectus supplement and accompanying prospectus related to the offering by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1333248/000119312510251011/d424b5.htm. Alternatively, we or the managing underwriter for the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling the managing underwriter toll-free at (800) 503-4611.

WILL HOSPITALS BUY IT? FDA OKS OFIRMEV, BUT STOCK SLIDES ON SALES CONCERNS

By Marie Powers

BioWorld Today Contributing Writer

Investors greeted the expected FDA approval of Ofirmev (formerly Acetavance), an intravenous formulation of acetaminophen, without the usual uptick in the company’s stock. Shares of San Diego-based Cadence Pharmaceuticals Inc. (NASDAQ:CADX) lost 13 percent, or $1.17, closing at $7.80 in heavy trading Wednesday. That dip is attributed to investor concerns about sales challenges.

Ofirmev, the first I.V. formulation of acetaminophen to be approved in the U.S., is indicated for management of mild to moderate pain, moderate to severe pain with adjunctive opioid analgesics and reduction of fever.

Approved indications for Ofirmev, the first I.V. formulation of acetaminophen to be approved in the U.S., include management of mild to moderate pain, moderate to severe pain with adjunctive opioid analgesics and reduction of fever. Adverse effects are similar to those of orally dosed acetaminophen – primarily hepatic toxicity – but the FDA did not require a Risk Evaluation and Mitigation Strategy program for the drug.

The approval of Ofirmev is a significant milestone for Cadence,” Ted Schroeder, the company’s president and CEO, told analysts during a conference call on Tuesday. “I.V. acetaminophen is the unit market share leader among all injectable pain medications in Europe. With our planned launch early in the first quarter of 2011, we believe that Ofirmev will fill a significant gap in the U.S. for the treatment of pain and fever in the hospital setting.” [CAUTIONARY STATEMENT: The preceding sentence is a forward-looking statement. Commercial sales of OFIRMEV have not yet commenced, and the product may not receive market acceptance.]

I.V. acetaminophen has been used in Europe since 2002, where it’s sold by New York-based Bristol-Myers Squibb Co. (BMS) under the brand name Perfalgan. Schroeder expects Ofirmev, which it licensed from BMS in 2006, to replicate that success in the U.S. [CAUTIONARY STATEMENT: The preceding sentence is a forward-looking statement. OFIRMEV may not receive market acceptance in the U.S. due to a number of reasons, including without limitation, the availability of alternative pain medications, the cost of the product, our ability to obtain sufficient third-party coverage or reimbursement, and general sales and marketing challenges.]

Clinical trials included two studies evaluating safety and effectiveness in the treatment of pain and one evaluating the compound in the treatment of fever. In a study of 101 orthopedic patients undergoing hip or knee placement surgery, a 1,000-mg dose of Ofirmev every six hours was statistically superior to placebo for the reduction of pain intensity over 24 hours with significantly reduced morphine consumption. In a second study of 244 patients undergoing abdominal laparoscopic surgery, a 1,000-mg dose of Ofirmev every six hours, or 650 mg every four hours, also demonstrated significant reduction in pain intensity over 24 hours compared to placebo.

The findings underlie the company’s marketing approach to Ofirmev. Currently, hospitalized patients who are unable to take oral medication are limited to opiates or NSAIDs to control pain, yet both drug classes have significant side effects, Schroeder noted. “Ofirmev then becomes a baseline for a multimodal approach, usually with adjunctive opioids, but sometimes with NSAIDs,” he told BioWorld Today. “The value proposition here is improved pain control while reducing narcotics exposure.” [CAUTIONARY STATEMENT: The preceding sentence is a forward-looking statement. Commercial sales of OFIRMEV have not yet commenced, and we cannot be certain that physicians will utilize OFIRMEV alone or in combination with other pain medications.]

The company didn’t expect the market’s reaction to the FDA approval, Schroeder admitted. “There was a large short position in the stock in front of the FDA approval.” In the wake of Ofirmev’s approval, short holders changed their posture from FDA to commercial risk, he said. However, “when you look at the market for I.V. acetaminophen in Europe, we have seen a robust market,” accounting for some 90 million doses a year, he added. With expected U.S. pricing between $8 and $10, “that makes quite a sizable marketplace.” [CAUTIONARY STATEMENT: The preceding paragraph contains forward-looking statements. Our stock has been, and likely will continue to be, subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control. The proposed OFIRMEV pricing referred to above could change and we cannot be certain that our pricing will lead to market acceptance or commercial success.]

Schroeder also refuted the notion that Ofirmev will have difficulty penetrating U.S. hospital formularies, alluding to published reports that investors worry Cadence will encounter problems similar to those of Nashville, Tenn.-based Cumberland Pharmaceuticals Inc. in gaining market acceptance for its I.V. NSAID Caldolor. “I think that’s the wrong comp for I.V. acetaminophen,” he said. “In the previously approved product, you have a branded, premium priced NSAID that’s competing against the well-established generic NSAID with no real areas of differentiation. With Ofirmev, you have the opportunity for physicians to truly practice a multimodal approach to pain management by combining Ofirmev with adjunctive opioids.” The result, he said, is improved patient outcomes with reductions of 33 percent or more in narcotics consumption. “Those are the real drivers for physician enthusiasm and physician uptake,” Schroeder said. “The opportunity for our product will be in the hundreds of millions of dollars, if not more.” [CAUTIONARY STATEMENT: The preceding paragraph contains forward-looking statements. We expect intense competition for OFIRMEV from existing therapies, and new products may emerge that provide different or better therapeutic alternatives for our targeted indication. We cannot be certain of the factors that will drive physician adoption of pain medications, that physicians will utilize OFIRMEV alone or in combination with other pain medications or that hospitals will add OFIRMEV to their formularies; and the market opportunity for OFIRMEV may be less than anticipated.]

Other analysts were similarly upbeat in their assessments. Canaccord Genuity maintained its buy rating and raised its price target from $12 to $14, with life sciences analyst Adam Cutler projecting peak U.S. sales of $500 million. “For now, the stock faces investor skepticism about the launch – most recent drug launches have been disappointing – and a financing overhang,” Cutler wrote in his research note. “These issues may mute the usual post-approval stock rise and provide an inexpensive entry point, in our view.”

Wedbush maintained its outperform rating, also raising its fair market value of the stock from $12 to $14, with analyst Richard Lau projecting peak U.S. sales of about $465 in 2015.

Contingent on the FDA’s approval of Ofirmev, Cadence had made conditional employment offers to some 150 sales reps. The company expects to have its sales force in place and ready to train in several weeks. The annual sales force cost is approximately $300,000 per rep, fully loaded, or some $45 million – slightly higher than average, Schroeder conceded. The team will fan out to more than 1,800 U.S. hospitals, or more than 80 percent of the U.S. market opportunity. “They’ll also have plenty of room in the sales bag to add products as we continue to execute on our strategy to acquire and develop late-stage products,” he said. [CAUTIONARY STATEMENT: The preceding paragraph contains forward-looking statements. Our expected sales force cost and hospital coverage referred to above could change. The development of our hospital-focused sales, marketing and distribution infrastructure will be expensive and time consuming, there may be unforeseen costs and expenses or time-delays associated with such activities, and, if not completed on time, could delay the launch of OFIRMEV or otherwise negatively impact our commercialization efforts. We have limited resources to identify and acquire or in-license third-party products, businesses and technologies and integrate them into our current infrastructure.]

To that end, Schroeder restated the company’s intention to launch a second late-stage analgesic, Ionsys (fentanyl iontophoretic transdermal system), a needle-free, patient controlled analgesic owned by privately held Incline Therapeutics Inc., of Redwood City, Calif. In June, Cadence signed an exclusive agreement for the right to acquire the company, which it can exercise next June or, at its option, up to an additional 32 months. (See BioWorld Today, June 23, 2010.) [CORRECTION AND CAUTIONARY STATEMENT: We have obtained an option to acquire Incline, but have not made a decision to exercise the option and, even if we do, we may not have sufficient capital to exercise our option to acquire Incline. We are relying on Incline to develop and obtain regulatory approval for IONSYS. Incline will remain responsible for these activities unless and until we elect to acquire Incline.]

Following Ofirmev’s FDA approval, Cadence will make a one-time cash milestone payment of $15 million to BMS. “Even with that payment, we believe that we have enough cash to launch the product and begin generating revenues,” Schroeder said. In June, the company closed a $30 million secured loan facility with Oxford Finance Corp., Silicon Valley Bank and GE Financial Services Inc., with the first advance of $20 million to be made no later than June 30 and the second advance of $10 million to be made upon FDA approval of Ofirmev on or before Dec. 31. Cadence is expected to announce its third quarter financials Thursday. [CAUTIONARY STATEMENT: We will require substantial additional funding in order to effectively commercialize OFIRMEV, and may be unable to raise capital when needed, or at all, which would force us to delay, reduce or eliminate some or all of our commercialization activities. We expect our negative cash flow from operations to continue until we are able to generate significant revenues from sales of OFIRMEV.]